Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 9, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Chairman’s AGM report

Gallaher made good progress in 2005. We delivered higher volumes, revenues and profits, in spite of challenging conditions arising from increased taxation, regulation and price competition in certain western European markets. The successful execution of our strategy – to maximise cash flow from key EU markets to fund international expansion through exports, investing ‘on the ground’ and joint ventures and alliances – meant that the Group again delivered good organic growth.

In 2005, sales excluding duty grew 2.2%. Gallaher increased earnings before interest, tax, intangible asset amortisation and exceptional charges by 3.2%, and increased adjusted earnings per share by 7.5%.

2005 was another excellent year for the manufacturing divisions. Cigarette manufacturing productivity increased by 6.5% and real term Group cigarette unit costs reduced by 2.7%.

In the first quarter of 2006, our total cigarette volumes increased 6.7% to 38.6bn. This growth reflects the inclusion of the recent CITA acquisition (which more than offset declines in some European markets), strong performances across the CIS, and the phasing of trade sales in some markets.

Gallaher grew its strategic cigarette brands’ volume sales by 16.3% in the first quarter. These brands – Benson & Hedges, Silk Cut, Sobranie, Sovereign, Memphis, Mayfair, LD and Ronson – totalled 19.6bn cigarettes, accounting for 50.8% of the Group’s total volume sales in the quarter.

United Kingdom

Gallaher estimates that the UK duty-paid cigarette market declined by around 4% in the first quarter, and downtrading by consumers from higher-priced brands into the value sector continued at an expected rate. However, our cigarette volumes were up by 7.4%, reflecting the phasing of trade sales in advance of the UK budget. Underlying volumes declined broadly in line with the overall reduced market.

Gallaher’s UK market share (excluding distributed brands) grew to 38.7% in the quarter, supported by strong growth in our value-for-money portfolio which increased its share of the value sector to 36.6%. This growth was assisted by the roll-out to the convenience and independent channels of Sterling, which grew its market share to 2.7% in the three months.

Continued / …..

Gallaher maintained its overall lead of the UK cigar market with a share of 45.4%, and increased its share of the miniature cigar sector to 36.0%.

On 26 March 2006, a smoking ban in public places came into force in Scotland. It is, however, too early to determine the effect on the market there. There are plans to introduce similar bans in Northern Ireland, England and Wales during 2007. We remain strongly opposed to outright bans on smoking in public places as we continue to champion the consumer’s right to choose, with accommodation for both smokers and non-smokers alike.

Europe

Trading conditions in Europe remain challenging as a consequence of increased taxation, an escalation of cross-border trade, lower UK tourist volumes and workplace smoking bans, all of which have contributed to market declines in some EU countries. In addition, some European markets have experienced an increase in competitor activity in the value sectors, which has also led to an increase in downtrading. These declines during the quarter were, however, more than offset by sales from the January 2006 acquisition of CITA (of 1.7bn cigarettes in the quarter).

As a result, we increased our European cigarette volume sales in the first quarter by 13.4% to 10.9bn.

The duty-paid Austrian cigarette market increased by 12.4% in the quarter, as a result of a weak comparator period in 2005. In January 2006, competition in the value sector increased sharply. The Group responded by lowering the price of Smart, which has seen its market share grow to 4.4%. Gallaher maintained its leading position in Austria, with an anticipated reduction in market share to 39.3% following the repositioning of Memphis Classic to a higher price point in 2005 and the growth in the value sector in 2006. The Austrian government has announced that it will be implementing a minimum selling price from 15 May 2006, amounting to €3.25 per pack this year.

In Germany, the total duty-paid factory-made cigarette market declined by 9.8% in the first quarter due to substantial excise tax increases, heightened cross-border trade and the growth of singles. Gallaher’s total factory-made cigarette market share (including private label) declined to 7.6%, mainly as a result of the growth of singles. From 1 April 2006, the tax advantage for singles products has been removed. We do not expect this to have a material negative impact on Group profitability.

In spite of the market declines in Austria and Germany, the distribution businesses continue to deliver robust performances, driven by an ongoing focus on cost control and pricing.

In the Republic of Ireland, the total cigarette market increased by 2.3% in the quarter, partly assisted by the phasing of trade sales ahead of price increases. Gallaher estimates that the underlying market was broadly flat. We maintained our lead of the cigarette market with a stable share of 49.2%, underpinned by a strong performance from Benson & Hedges Gold, which grew its share to 21.0%.

In Spain, the duty-paid cigarette market was down by 3.6%, impacted by the smoking ban introduced in January 2006 and the significant price movements, repositioning of brands and duty absorption by a number of competitors this year. Pricing in Spain has now stabilised and Gallaher’s total market share (including CITA) has been broadly maintained at 5.9%, underpinned by a strong performance from Coronas Blond.

In the Canary Islands, Gallaher’s total market share (including CITA) of the cigarette market increased to 35.8% in the quarter.

Gallaher made good progress in central and eastern Europe. In Romania, Gallaher’s share of the domestic market (excluding duty free) reached 3.3% in the quarter, driven by the success of Ronson and LD. In Slovenia, our market share grew to over 2%, and, in the Czech Republic, our market share remained stable at 6.8%, supported by strong performances from LD and Ronson.

Commonwealth of Independent States

Gallaher’s strategy to exploit its strategic brand portfolio – with an ongoing focus on lowest cost production and improved product mix – continues to deliver profitable volume growth in its key CIS markets.

Our CIS volume sales increased by 6.3% to 20.4bn cigarettes in the quarter, in spite of excise duty increases in both Russia and Kazakhstan.

In Russia, the Group’s market share was steady at 17.1%, reflecting good performances across all price sectors. In particular, LD further grew its leading position of the value sector and our share of the premium sector increased to 4.9%, driven by the growth of Sobranie.

In Kazakhstan, we increased our market share to 37.5%. Sovereign maintained its leading position with a market share of 17.7%. LD also maintained its position as the leading brand in the value sector, with a share of 10.0%, and Sobranie continued to grow its share, up to 4.2%.

Gallaher’s share of the total cigarette market in Ukraine was 16.8%, with volumes up 7.5% in the first quarter. Our share in the intermediate-priced sector grew to 23.9%, with a notable performance from Ronson.

Rest of World

Total cigarette volumes in the Group’s Rest of World division declined by 14.2% to 2.5bn in the first quarter. This decline is largely attributed to December 2005 trade demand in Sweden ahead of a January 2006 tax increase, intensified competitive conditions in Poland and the phasing of trade sales to Nigeria.

In Sweden, the duty-paid cigarette market declined by around 12% in the quarter as a result of trade demand ahead of the January 2006 tax increases and the nationwide public places smoking ban introduced in June 2005. We estimate that the underlying market for duty-paid cigarettes was down around 4%. Gallaher defended its leading position of the cigarette market in Sweden with a modest decline in market share (excluding distributed brands) to 38.7%.

Our share of in-market Swedish snus sales remained over 5% in March.

In Poland, challenging competitive conditions in the value segment have resulted in significant price movements and duty absorption by competitors. Gallaher has chosen not to reduce prices, which has led to an anticipated decline in our share of the market to 4.9%. However, despite these increased competitive conditions, both LD and Ronson have shown particularly resilient performances.

In South Africa, the Group has now established an estimated sales weighted distribution of 30% and attained a total market share of close to 2% in the quarter, primarily through our LD and Sobranie brands.

The Group’s Asian cigarette volumes increased to 289m with notable gains in Taiwan, duty free and south east Asia.

Overview

I am grateful to all our employees who show the drive and commitment which continues to maximise opportunities for growth, especially in the face of difficult conditions. The good working relationships that we have with our customers and suppliers are vital to our achievement of an efficient supply chain. Gallaher continues to deliver organic growth in a challenging environment and current trading performance is in line with expectations. We remain confident that our balanced portfolio of interests will continue to deliver good shareholder returns.

10 May 2006

For further information, contact:

Claire Jenkins, director, investor relations	Tel: 01932 372000

Anthony Cardew, Cardew Group	Tel: 020 7930 0777

Cautionary statement

This announcement includes ‘forward-looking statements’ within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's strategy, market trends, impact of market trends and price increases, projected sales, costs and results (including growth prospects in particular regions), plans and the impact of governmental regulations or actions, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuations, interest rate fluctuations (including those from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and other emerging markets, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time-to-time in Gallaher's public filings and announcements. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time-to-time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Jacky Stockman
	Name:	Jacky Stockman
Date: May 9, 2006	Title:	Programme Manager, Investor Relations